Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: +1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

August 1, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Faller and Brittany Ebbertt

Re:	CF Acquisition Corp. VI

Registration Statement on Form S-4

Initially Filed February 14, 2022

File No. 333-262725

Dear Mr. Faller and Ms. Ebbertt:

On behalf of CF Acquisition Corp. VI (the “Company” or “CF VI”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 29, 2022, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-4, File No. 333-262725, filed with the Commission on July 15, 2022 (the “Prior Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Summary of the Proxy Statement/Prospectus, page 26

1.	Highlight the unique nature of the combined company’s proposed share structure and the associated risks. For example, disclose that because the number of votes per share of Class D common stock will not be determined until after the shareholder vote, shareholders will not be able to assess certain aspects of the ownership structure. Additionally, disclose how the number of shareholder redemptions will impact the votes per share of the Class D common stock and could affect the CEO’s future ability to receive an increased economic benefit from selling his Class A and C shares while maintaining control of the Company through the super-voting Class D shares.

Response: The Company acknowledges the Staff’s comment and appropriate disclosure has been added to page 28.

Certain Forecasted Information for Rumble, page 141

2.	We note your response to prior comment 6. You disclose that the Future Illustrative Valuation Analysis was prepared using the information regarding Rumble’s advertising revenue potential provided to CF VI by Rumble and made available to the CF VI Board which represented “a range at the lower end of the potential advertising revenue estimates provided by Rumble.” The assumption for Rumble’s U.S. Monthly ARPU is disclosed as between 38 and 76 percent of the leading streaming platform’s estimated U.S. Monthly ARPU. Please clarify how you determined this range was at the “lower end” of the potential revenue estimates. Disclose any separate “potential advertising revenue estimates provided by Rumble” that were relied upon by the Board or CF&Co. or advise. We also note your disclosure that the estimates provided by Rumble included certain discounts, based on the revised footnote. To help investors understand the impact of the discounts, include the actual U.S. MAUs and Monthly ARPU estimates provided or advise.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Amendment as described below:

●	In response to the Staff’s comment “[p]lease clarify how you determined this range was at the ‘lower end’ of the potential revenue estimates,” the reference to the ‘lower end’ of potential advertising revenue estimates has been deleted from page 141.

●	In response to the Staff’s comment “[t]o help investors understand the impact of the discounts, include the actual U.S. MAUs and Monthly ARPU estimates provided or advise,” the disclosure in the bullets entitled “Rumble’s U.S. MAUs” and “Rumble’s U.S. Monthly ARPU” on pages 141-142 has been revised to include the range of U.S. MAU and Monthly ARPU estimates provided by Rumble to CF VI and to clarify the range of U.S. MAUs and Monthly ARPUs used in the analysis.

●	In response to the Staff’s comment “[d]isclose any separate ‘potential advertising revenue estimates provided by Rumble’ that were relied upon by the Board or CF&Co. or advise,” the Company advises the Staff that neither the CF VI Board nor CF&Co. relied upon any potential advertising revenue estimates not disclosed in the Amendment.

3.	We note your response to prior comment 7. Advise if there were any general macroeconomic assumptions used to produce the analyses, further to our prior comment asking about the reference to “assumptions concerning general business and economic conditions” on page 143. Include any specific assumptions in your disclosure.

Response: CF&Co. has advised the Company, and the Company supplementally advises the Staff, that CF&Co. did not prepare and present any analyses which incorporated any alternative macroeconomic scenarios. Accordingly, no additional disclosure has been added to page 143.

General

4.	We note your response to prior comment 9. We further note your disclosure on page 201 highlighting Rumble’s “consistent and user-friendly moderation policy” as part of its competitive differentiation. Given the disclosure about the existing content moderation policies, revise your disclosure about Rumble’s Terms of Service on page 205 to describe the proposed changes and the removal and appeals process. Revise your risk factor disclosure on page 60 to clarify whether Rumble currently has a formalized removal and appeals process and discuss the potential impact of any new processes. Additionally, discuss the specific risks to Rumble’s business if the proposed changes are not viewed favorably by creators or users.

Response: The Company acknowledges the Staff’s comment and appropriate disclosure has been added to pages 60-61.

5.	We note your response to prior comment 18 and revised disclosure on page 81. Please revise your risk factor to address Mr. Pavlovski’s “control” (as defined in the applicable CFIUS regulations) over the post-business combination entity.

Response: The Company acknowledges the Staff’s comment and appropriate disclosure has been added to page 81.

***

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Gary J. Simon
Gary J. Simon
Partner

Cc:	CF Acquisition Corp. VI

Willkie Farr & Gallagher LLP

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